Filed by Research Alliance Corporation III pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Research Alliance Corporation III (File No. 001-43302)

On July 28, 2026, Timothy J. Miller, an independent director of RACC (as defined below), a party to the proposed Transactions (as defined below) with the Company (as defined below), through his social media account, shared the following post on LinkedIn:

Timothy J. Miller, Ph.D. (he/him) • 3rd+ + Follow ···
CEO, Chairman & Co-Founder Sangrail Biologics, CEO ...
4h •

Congratulations to the Oak Hill Bio team and RACIII CEO Matthew Hammond!

Oak Hill Bio + Follow
2,431 followers
1d •

Oak Hill Bio (OHB Pediatrics Ltd d/b/a Oak Hill Bio) is excited to announce the proposed business combination with Research Alliance Corporation III (Nasdaq: RACC, "RACC") to take Oak Hill Bio public.

The financing will support advancement of rugonersen, an investigational antisense oligonucleotide (ASO) with best-in-class potential as a treatment for Angelman syndrome, through Phase 3 clinical development.

The transaction is expected to provide Oak Hill Bio with approximately $175 million in gross proceeds, including $75 million of cash in RACC's trust account that is fully backstopped by RA Capital Management and a $100 million committed private financing from leading life science investors including RA Capital, our Series A investors Balyasny Asset Management, Janus Henderson Investors, KCap Biotechnology Fund, and venBio, as well as new investors ADAR1 Capital Management; Affinity Asset Advisors, LLC; Ally Bridge Group; BVF Partners; Great Point Partners, LLC; Logos Capital; SilverArc Capital; and Trails Edge Capital Partners

To learn more about OHB, rugonersen, and Angelman syndrome, please visit us at www.oakhillbio.com

PR: https://lnkd.in/eHc-HPdf

Oak Hill E

Oak Hill Bio and Research Alliance Corporation III Announce Business Combination Agreeme...
globenewswire.com

Additional Information about the Proposed Business Combination and Where to Find It

The proposed transactions (“Transactions”) contemplated by the Business Combination Agreement, dated, July 26, 2026 (the “Business Combination Agreement”), entered into between Research Alliance Corporation III, a Cayman Islands exempted company (“RACC”), OHB Pediatrics Ltd., a company incorporated under the laws of England and Wales (the “Company”), and the shareholders of the Company will be submitted to shareholders of RACC for their consideration. RACC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a prospectus and preliminary and definitive proxy statements to be distributed to RACC’s shareholders in connection with RACC’s solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the Company’s business in connection with the completion of the proposed Transactions. After the Registration Statement has been filed and declared effective, RACC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Transactions and other matters to be described in the Registration Statement to RACC’s shareholders as of a record date to be established for voting on the proposed Transactions. Before making any voting or investment decision, RACC’s shareholders, the Company’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RACC in connection with the proposed Transactions and other matters to be described in the Registration Statement, when they become available because they will contain important information about RACC, the Company and the proposed Transactions. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RACC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates, the size and growth potential of the markets for the Company’s product candidates; financing and other business milestones; expectations regarding the timing, completion and anticipated benefits of the proposed Transactions; and other expectations relating to the proposed Transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and RACC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and RACC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Transactions; failure to realize the anticipated benefits of the proposed Transactions; risks related to the approval of the Company’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RACC or the Company related to the proposed Transactions; the effects of competition on the Company’s future business; the amount of redemption requests made by RACC’s public shareholders. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates; risks associated with the Company’s efforts to commercialize its product candidates; the Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to source the raw materials for its product candidates. Additional risks related to RACC include those factors discussed in documents RACC has filed or will file with the SEC, together with the risks described in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RACC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in those documents that RACC has filed, or will file, with the SEC.

If any of these risks materialize or RACC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RACC nor the Company presently know or that RACC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RACC’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. RACC and the Company anticipate that subsequent events and developments will cause RACC’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing RACC’s and the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RACC, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

RACC, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RACC’s shareholders with respect to the proposed Transactions and the other matters set forth in the Registration Statement. Information regarding RACC’s directors and executive officers, and a description of their interests in RACC is contained in RACC’s Prospectus dated May 19, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering on the registration statement on Form S-1 (333-294549), which was declared effective by the SEC on May 19, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the Registration Statement or for any other document that RACC and the Company may file with the SEC in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RACC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Transactions or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.